UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GREENTREE SOFTWARE, INC.
                            -----------------------------
                                   (Name of Issuer)


                       COMMON SHARES, $.01 PAR VALUE PER SHARE
                    ---------------------------------------------
                            (Title of Class of Securities)


                                      395793201
                            -----------------------------
                                    (CUSIP Number)


                              L-R Global Partners, L.P.
                           30 Rockefeller Plaza, 54th Floor
                               New York, New York 10112
                             Attention:  J. Murray Logan
                                    (212) 649-5600
             ------------------------------------------------------------
             (Name, address and telephone number of person authorized to receive notices and communications)


                                      APRIL 17, 1998
               --------------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of SS. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S. 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                         Page 1 of 14 Pages

                                     SCHEDULE 13D


          CUSIP No.    395793201             PAGE  2  OF  14  PAGES
                   -----------------              ---    ----

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    L-R Global Partners, L.P.
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    WC
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES              0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            4,000,000
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              4,000,000
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    53.6%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                    PN
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP No.    395793201             PAGE  3  OF  14  PAGES
                   -----------------              ---    ----

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    L-R Managers, LLC, as the general partner of L-R Global
                    Partners, L.P.
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    Not Applicable (see Item 3)
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES              0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            4,000,000
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              4,000,000
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    53.6%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                    OO
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP No.    395793201             PAGE  4  OF  14  PAGES
                   -----------------              ---    ----

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    J. Murray Logan, as a member of L-R Managers, LLC and
                    in his individual capacity
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    PF with respect to securities with sole voting and
                    dispositive power.  Not applicable with respect to
                    securities with shared voting and dispositive power.
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES              180,707
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            4,000,000
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           180,707
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              4,000,000
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    4,180,707
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    56.0% (see Item 5.a and 5.b)
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                    IN
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP No.    395793201             PAGE  5  OF  14  PAGES
                   -----------------              ---    ----

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Rockefeller & Co., Inc., as a member of L-R Managers,
                    LLC
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    Not applicable (see Item 3)
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
          ----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES              0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            4,000,000
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              4,000,000
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    53.6%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                    CO
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP No.    395793201             PAGE  6  OF  14  PAGES
                   -----------------              ---    ----

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Rockefeller Financial Services, Inc., as sole
                    shareholder of Rockefeller & Co., Inc.
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    Not applicable (see Item 3)
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES              0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            4,000,000
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                              4,000,000
          -----------------------------------------------------------------

          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    53.6%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                    HC
          -----------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to shares of Common Shares, $.01 par value per share "Common Stock"), of Greentree Software, Inc., a New York corporation ("Issuer").

                    Issuer's principal executive offices are located at 7901 Flying Cloud Drive, Eden Prairie, MN 55344.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    a. This statement is being filed by the following persons:

                         (1) L-R Global Partners, L.P. ("L-R Global"), a Delaware limited partnership;

                         (2) L-R Managers, LLC ("Managers"), a Delaware limited liability company, as the general partner of L-R Global;

                         (3)  J. Murray Logan, a natural person, as a
                              member of Managers and in his individual capacity ("Logan");

                         (4) Rockefeller & Co., Inc. ("R&Co"), a New York corporation, as a member of L-R Managers, LLC; and

                         (5) Rockefeller Financial Services, Inc., a New York corporation, as the sole shareholder of R&Co ("RFS").

                    Each of persons (1) through (5) above are referred to herein collectively as the "Reporting Persons". Each of the persons listed in Exhibit A attached hereto are executive
                            ---------
          officers and/or directors of R&Co, and each of the persons listed in Exhibit B attached hereto are executive officers and/or
             ---------
          directors of RFS.  The persons listed on Exhibit A and Exhibit B
                                                   ---------     ---------
          are referred to herein collectively as the "Related Persons".

                    b. The principal place of business and the address of the principal office of each of the Reporting Persons is 30 Rockefeller Plaza, 54th Floor, New York, New York 10112. The principal place of business and the address of the principal office of each of the Related Persons is shown on Exhibit A and
                                                            ---------
          Exhibit B.
          ---------

                    c. The principal business or occupation of each of the Reporting Persons is as follows:

                         (1) L-R Global is a Delaware limited partnership which invests in the securities of a relatively small number of entities, primarily non-U.S. entities.

                         (2) Managers' primary purpose is to serve as general partner of L-R Global.

                         (3) Logan is an investment manager for L-R Global and R&Co.

                         (4) R&Co is an SEC registered investment advisor that provides investment management and financial counseling services.

                         (5)  RFS is a holding company which provides
                              philanthropic and other personal services.

          The principal occupations of the Related Persons are shown on Exhibit A and Exhibit B attached hereto.
          ---------     ---------

                    d. During the last five years, none of the Reporting Persons or the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    e. During the last five years, none of the Reporting Persons or the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    f. Each of the Reporting Persons or Related Persons who is a natural person is a citizen of the United States of America.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    On April 17, 1998, L-R Global purchased a Convertible Promissory Note of Issuer, dated April 17, 1998 (a copy of which is attached hereto as Exhibit C) (the "Note"), for cash for an
                                ---------
          aggregate purchase price of $3,200,000. The Note was purchased pursuant to a Convertible Note Purchase Agreement, dated as of April 17, 1998 (a copy of which is attached hereto as Exhibit D)
                                                                ---------
          (the "Note Purchase Agreement"), by and between L-R Global and
          Issuer.

                    Between March 16, 1993 and October 27, 1997, Logan purchased a total of 34,041 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in the open market for cash for an aggregate purchase price of approximately $279,000. On February 9, 1994 and October 24, 1997, Logan purchased a total of 68,333 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in private transactions for cash for an aggregate purchase price of approximately $141,000. On March 23, 1997, Logan purchased a promissory note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common

          Stock, for cash for a purchase price of approximately $25,000.
          On April 17, 1998, Logan purchased 70,000 shares of Common Stock for cash for an aggregate purchase price of approximately $56,000. All of such shares purchased by Logan are referred to herein collectively as the "Logan Shares". The Logan Shares and the Note are referred to herein collectively as the "Securities".

                    The funds for the acquisition of the Logan Shares were obtained from the personal funds of Logan. The funds for the acquisition of the Note were obtained from the working capital of L-R Global. None of such funds were obtained by means of a loan or other borrowing arrangement.

                    Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Act, each Reporting Person may be deemed to beneficially own certain of the Securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgement of shared voting or dispositive power by any Reporting Person with respect to any of the Securities held by the other Reporting Persons, and all Reporting Persons hereby disclaim beneficial ownership of the Securities, except that L-R Global and Logan do not disclaim beneficial ownership of the Note and the Logan Shares, respectively.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    a.   L-R Global
                         ----------

                         (1)  Acquisition by L-R Global.  The Note acquired
                              -------------------------
          by L-R Global pursuant to the Note Purchase Agreement matures on July 31, 1998. Interest shall accrue, and shall be payable on demand, at the rate of 8% per annum on any portion of the principal of the Note not paid when due, from the date such payment became due to the date of payment. Other than as stated in the immediately preceding sentence, the Note shall not bear interest.

                         (2)  Conversion into Common Stock at Option of L-R
                              ---------------------------------------------
          Global.  Under the terms of the Note, L-R Global has the right,
          ------
          at its option, at any time prior to payment in full of the principal balance of the Note, to convert the principal of the Note, in whole or in part, into shares of Common Stock. The number of shares of Common Stock into which the Note may be so converted shall be the quotient obtained by dividing the principal amount of the Note to be so converted by an amount (the "Divisor") equal to the lesser of (i) $0.80 or (ii) 80% of the
                                  ------
          average closing "bid" price of the Common Stock for the five trading days preceding the conversion. As of the date hereof, all of the principal under the Note would be convertible into 4,000,000 shares of Common Stock.

                         (3)  Automatic Conversion into Common Stock.
                              --------------------------------------
          Under the terms of the Note, if and only if certain amendments (the "Amendments") to Issuer's Certificate of Incorporation (the "Certificate") become effective, then all of the principal under the Note shall automatically be converted, effective as of the latter of (a) the date the Amendments have become effective or

          (b) July 16, 1998, into that number of shares of Common Stock as shall be equal to the quotient obtained by dividing the principal amount of the Note by the Divisor (determined as of the close of business on such effective date); provided, however, that no
                                            --------  -------
          conversion shall be effected unless, on the date so fixed for such automatic conversion, Issuer has discharged all of its obligations under, and is in compliance with all of its covenants in, the Note Purchase Agreement.

                         (4)  Amendment of Certificate.  Under the terms of
                              ------------------------
          the Note Purchase Agreement, as promptly as practicable after the date of the Note Purchase Agreement, but in no event later than July 16, 1998, Issuer shall duly call and convene a special meeting of shareholders for the sole purpose of approving amendments to the Certificate so as to: (a) provide that one of the purposes of Issuer shall be to engage in any lawful activity for which corporations may be formed under the New York Business Corporation Law (the "BCL"); (b) delete paragraph of the Certificate regarding the Company's tax year; (c) add provisions to the Certificate (i) eliminating the personal liability of Issuer's directors to Issuer and its shareholders for damages as and to the extent permitted by Section 402(b) of the BCL and (ii) providing for indemnification of Issuer's directors as and to the extent permitted by the BCL; and (d) add or delete other provisions of the Certificate, provided, however, that any such
                                         --------  -------
          additions or deletions shall be reasonably acceptable in substance to Investor. Issuer and its management shall not present or permit to be presented at such meeting (or any adjournment thereof) any other matters for shareholder action without L-R Global's prior consent and shall recommend that Issuer's shareholders approve the aforementioned amendments, shall use its best efforts to obtain all requisite shareholder approval for such amendments, and shall, as soon as practicable following such approval, cause such amendments to become effective.

                         (5)  Amendment of By-laws.  Pursuant to the Note
                              --------------------
          Purchase Agreement, Issuer has caused its By-laws to be amended to provide that: (i) upon written request to Issuer by one-third of the holders of the outstanding Common Stock, Issuer shall call a special meeting of the shareholders of Issuer, and (ii) the Chairman of the Board of the Directors of Issuer (the "Chairman") shall be the Chief Executive Officer of Issuer, and that if there is no Chairman, the President shall be the Chief Executive Officer of Issuer. Within five (5) business days after written request by L-R Global, Issuer shall cause its By-laws to be amended to provide that the Board of Directors of Issuer shall consist of five (5) members, and cause two designees of L-R Global to be elected directors of Issuer.

                         (6)  Purpose of Acquisition.  L-R Global acquired
                              ----------------------
          the Note as a long-term investment. L-R Global may increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to L-R Global for such purpose, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, L-R's evaluation of Issuer's business and other prospects and other considerations, including the obtaining of any necessary regulatory approvals. L-R Global reserves the right to act, either individually or together with other persons, in respect of its interest in Issuer in accordance with its best judgment in light of the circumstances existing at that time.

                    b.   Logan.  Logan acquired the Logan Shares as a long-
                         -----
          term investment. If, in the future, Logan believes that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, Logan may acquire additional securities of Issuer. Similarly, Logan, subject to applicable law and depending upon market conditions and other factors, may from time to time determine to dispose of some or all of the Logan Shares. Logan reserves the right to act, either individually or together with other persons, in respect of his interest in Issuer in accordance with his best judgment in light of the circumstances existing at such time, subject to applicable law and depending upon market conditions and other factors.


          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                    a. L-R Global beneficially owns the Note, which, as of the date hereof, is convertible into 4,000,000 shares of Common Stock, and such shares of Common Stock represent approximately 53.6% of the issued and outstanding shares of Common Stock, assuming the full principal amount of the Note has been converted. The percentage ownership of Common Stock by L-R Global was derived by dividing 4,000,000 by the sum of 3,465,451 (the number of issued and outstanding shares of the Common Stock as of April 14, 1998, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarter ended February 28, 1998) (the "Unadjusted Outstanding Shares") and 4,000,000. Since the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the Note and the shares of Common Stock into which they are converted, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own the Note or such shares.

                    Logan beneficially owns 180,707 shares of Common Stock, representing approximately 2.4% of the issued and outstanding shares of Common Stock, assuming the full principal amount of the Note has been converted. The percentage ownership of Common Stock by Logan was derived by dividing 180,707 by the sum of the Unadjusted Outstanding Shares and 4,000,000 (the maximum number of shares of Common Stock into which the Note may be converted).

                    b. Logan has sole power to vote or direct the vote and to dispose or direct the disposition of the Logan Shares. L-R Global has sole power to vote or direct the vote and to dispose or direct the disposition of the Note and the shares of Common Stock into which the Note are convertible. Since each of the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Note and the shares of Common Stock into which the Note are convertible.

                    c.   None.

                    d. No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Logan Shares, except Logan. No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Note or the shares of Common Stock into which the
          Note is convertible, except L-R Global; however, since each of
                                                  -------
          the other Reporting Persons may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to direct the receipt of dividends from, or the proceeds from the sale of, the Note or the shares of Common Stock into which the Note is convertible.

                    e.   Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                    None.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    a.   Executive Officers and directors of R&Co (Exhibit A).
                                                                   ---------

                    b.   Executive Officers and directors of RFS (Exhibit B).
                                                                  ---------

                    c. Convertible Note Purchase Agreement, dated as of April 17, 1998, by and between L-R Global and Issuer (Exhibit C).
                                                                ---------

                    d. Convertible Promissory Note, dated April 17, 1998, issued by Issuer in favor of L-R Global (Exhibit D).
                                                   ---------

                    e. Joint Filing Agreement, dated April 27, 1998, executed by each of the Reporting Persons (Exhibit E).
                                                     ---------

                                      SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

          Date:  April 27, 1998          L-R GLOBAL PARTNERS, L.P.

                                         By: L-R Managers, LLC,
                                             General Partner


                                             By: /s/ J. Murray Logan
                                                -------------------------
                                                Name:  J. Murray Logan
                                                Title:  Investment Manager

                                         L-R MANAGERS, LLC, AS GENERAL
                                         PARTNER OF L-R GLOBAL PARTNERS,
                                         L.P.

                                         By: /s/ J. Murray Logan
                                            -----------------------------
                                            Name:  J. Murray Logan
                                            Title:  Investment Manager

                                         J. MURRAY LOGAN, AS A MEMBER OF L-
                                         R MANAGERS, LLC AND IN HIS
                                         INDIVIDUAL CAPACITY

                                           /s/ J. Murray Logan
                                         ------------------------------



                         [Signatures continue on next page.]

                                         ROCKEFELLER & CO., INC., AS A
                                         MEMBER OF L-R MANAGERS, LLC

                                         By:  /s/ David A. Strawbridge
                                            ------------------------------
                                            Name:  David A. Strawbridge
                                            Title: Vice President


                                         ROCKEFELLER FINANCIAL SERVICES,
                                         INC., AS SOLE SHAREHOLDER OF
                                         ROCKEFELLER & CO., INC.

                                         By:  /s/ John T. Leyden
                                            ---------------------------
                                            Name:  John T. Leyden
                                            Title: Vice President

                              EXHIBIT INDEX


          Exhibit         Description
          -------         -----------

             A            Executive Officers and directors of R&Co.

             B            Executive Officers and directors of RFS.

             C Convertible Note Purchase Agreement, dated as of April 17, 1998, by and between L-R Global and Issuer.

             D Convertible Promissory Note, dated April 17, 1998, issued by Issuer in favor of L-R Global.

             E Joint Filing Agreement, dated April 27, 1998, executed by each of the Reporting Persons.